**UNITED STATES OF AMERICA**
**Before the**
**SECURITIES AND EXCHANGE COMMISSION**

**SECURITIES EXCHANGE ACT OF 1934**
**Release No. 90041 / September 29, 2020**

**ADMINISTRATIVE PROCEEDING**
**File No. 3-20017**

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| **In the Matter of**<br><br>**Players Network, Inc.,**<br><br>　　　**Respondent.** | **ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934** |

**I.**

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by Players Network, Inc. ("PNTV" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on , pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

**II.**

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Order"), as set forth below.

**III**.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

      1.     PNTV (CIK No. 1037131) is an active Nevada corporation located in Las Vegas, NV with a class of securities registered with the Commission under Exchange Act Section 12(g).  As of July 28, 2020, the common stock of PNTV (Symbol PNTV) was quoted on OTC Link (formerly Pink Sheets) operated by OTC Markets, Inc., had six market makers and was eligible for the Piggyback exception of Exchange Act Rule 15c2-11(f)(3)  The Respondent filed a Chapter 11 bankruptcy proceeding on June 17, 2020.

      2.     PNTV has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since the period ended September 30, 2018.

**IV.**

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Section 12(j) of the Exchange Act, the registration of each class of Respondent's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.  The revocation is effective as of September 30, 2020.[2]

For the Commission, by its Secretary, pursuant to delegated authority.

      Vanessa A. Countryman
      Secretary

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[1]The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.

[2]This Order applies to all classes of Respondent's securities registered pursuant to Section 12 of the Exchange Act, whether or not such securities are specifically identified by ticker symbol or otherwise in this Order.